EXHIBIT NO. 21

SUBSIDIARIES OF
CHEMICAL FINANCIAL CORPORATION

Subsidiaries		Ownership Percentage	State or Other Jurisdiction of Incorporation

Chemical Bank		(1)	Michigan
Byron Investment Services, Inc.		(2)	Michigan
Byron Insurance Agency, Inc.		(3)	Michigan
CFC Financial Services, Inc.
-	also operates under d/b/a Chemical Financial Advisors	(4)	Michigan
CFC Title Services, Inc.		(5)	Michigan
Shoreline Insurance Services, Inc.		(6)	Michigan

(1)	100% owned by Chemical Financial Corporation.
(2)	100% owned by Chemical Bank.
(3)	100% owned by Byron Investment Services, Inc.
(4)	100% owned by Chemical Bank.
(5)	100% owned by Chemical Bank.
(6)	100% owned by Chemical Bank.